UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 -------------


                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                                   (AMENDMENT)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          Vishay Intertechnology, Inc.
                          ----------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    928298108
                                    ---------
                                 (CUSIP Number)

                                December 31, 2005
              -----------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|  Rule 13d-1(b)
      |_|  Rule 13d-1(c)
      |X|  Rule 13d-1(d)


                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No. 928298108                                           Page 2 of 6 Pages
--------------------------------------------------------------------------------

1)     NAME OF REPORTING PERSON
       Dr. Felix Zandman
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
                                                                 (b) |_|
--------------------------------------------------------------------------------
3)     SEC USE ONLY
--------------------------------------------------------------------------------
4)     CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                                 5)     SOLE VOTING POWER
       NUMBER                           6,562,369
       OF                      -------------------------------------------------
       SHARES                    6)     SHARED VOTING POWER
       BENEFICIALLY                     8,000,100
       OWNED BY                -------------------------------------------------
       EACH                      7)     SOLE DISPOSITIVE POWER
       REPORTING                        617,887
       PERSON                  -------------------------------------------------
       WITH                      8)     SHARED DISPOSITIVE POWER
                                        8,000,100
--------------------------------------------------------------------------------
9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             14,562,469
--------------------------------------------------------------------------------
10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                   |_|
--------------------------------------------------------------------------------
11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             7.9%
--------------------------------------------------------------------------------
12)    TYPE OF REPORTING PERSON
             IN
--------------------------------------------------------------------------------

                                  Schedule 13G
                                  ------------

Item 1(a).  Name of Issuer:

            Vishay Intertechnology, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            63 Lincoln Highway
            Malvern, Pennsylvania  19355-2143

Item 2(a).  Name of Person Filing:

            Dr. Felix Zandman

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            63 Lincoln Highway
            Malvern, Pennsylvania  19355-2143

Item 2(c).  Citizenship:

            United States

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.10 per share

Item 2(e).  CUSIP Number:

            928298108

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)   |_|   Broker or Dealer Registered Under Section 15 of the Act
                        (15 U.S.C. 78o)

            (b)   |_|   Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                        78c)

            (c)   |_|   Insurance Company as defined in section 3(a)(19) of the
                        Act (15 U.S.C. 78c)

            (d)   |_|   Investment Company registered under section 8 of the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   |_|   Investment Adviser in accordance with ss.
                        240.13d-1(b)(1)(ii)(E)

            (f)   |_|   Employee benefit plan or endowment fund in accordance
                        with ss. 240.13d-1(b)(1)(ii)(F)

            (g)   |_|   Parent Holding Company or control person in accordance
                        with ss.240.13d-1(b)(ii)(G)

            (h)   |_|   Savings Association as defined in ss.3(b) of the Federal
                        Deposit Insurance Act (12 U.S.C. 1813)

            (i)   |_|   Church plan that is excluded from the definition of an
                        investment company under ss.3(c)(15) of the Investment
                        Company Act of 1940 (15 U.S.C. 80a-3)

            (j)   |_|   Group, in accordance with ss.240.13d-1(b)(ii)(J)

Item 4.     Ownership.

            (a)         Amount beneficially owned:  14,562,469(1)

            (b)         Percent of class:  7.9%(2)

            (c)         Number of shares as to which such person has:

                        (i)   Sole power to vote or to direct the vote:
                              6,562,369(3)

                        (ii)  Shared power to vote or to direct the vote:
                              8,000,100(4)

                        (iii) Sole power to dispose or to direct the disposition
                              of:  617,887(5)

                        (iv) Shared power to dispose or to direct the disposition of: 8,000,100(6)

----------------------
(1) Consists of 153 shares of common stock and 14,562,316 shares of class B common stock. Each share of class B common stock is convertible into one share of common stock. Does not include 1,159 shares of common stock held by Dr. Zandman's spouse. The class B common stock beneficially owned by Dr. Zandman includes 617,734 shares directly owned by Dr. Zandman, 8,000,100 shares held in a family trust, of which Dr. Zandman is the trustee and over which Dr. Zandman shares voting and dispositive control and 5,944,482 shares held in a voting trust, of which Dr. Zandman is the trustee and over which Dr. Zandman has sole voting control. The shares held in a voting trust consist of 3,134,074 shares deposited by the Estate of Mrs. Luella B. Slaner and 2,810,408 shares deposited by Mrs. Slaner's children and various trusts for the benefit of Mrs. Slaner's children and grandchildren. The voting trust agreement that governs the voting trust will remain in effect until the earlier of (x) February 1, 2050 or (y) the death or resignation or inability to act of Dr. Zandman, but will terminate at any earlier time upon the due execution and acknowledgment by the trustee of a deed of termination, duly filed with the registered office of the Company.

(2) The class B common stock is entitled to 10 votes per share. The shares beneficially owned by Dr. Zandman constitute approximately 46% of the outstanding voting power.

(3) Consists of 153 shares of common stock and 617,734 shares of class B common stock owned directly by Dr. Zandman and 5,944,482 shares of class B common stock held in a voting trust, of which Dr. Zandman is the trustee and over which Dr. Zandman has sole voting control.

(4) Consists of 8,000,100 shares of class B common stock held in a family trust, of which Dr. Zandman is the trustee and over which Dr. Zandman shares voting and dispositive control.

(5) Consists of 153 shares of common stock and 617,734 shares of class B common stock.

(6) See footnote 4.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable

Item 8.     Identification and Classification of Members of the Group.

            Not applicable

Item 9.     Notice of Dissolution of Group.

            Not applicable

Item 10.    Certification.

            Not applicable

                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


                                          February 14, 2006
                                         -----------------------------
                                                Date


                                         /s/ Dr. Felix Zandman
                                        ------------------------------
                                              Signature





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